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                             April 3, 2023

       Cesare Bauco
       Chief Executive Officer and President
       Wealthcasa Capital Fund, LP
       60 Marycroft Ave., Unit 8
       Vaughan, Ontario. L4L 5Y5, Canada

                                                        Re: Wealthcasa Capital
Fund, LP
                                                            Offering Statement
on Form 1-A
                                                            Filed March 27,
2023
                                                            File No. 024-12197

       Dear Cesare Bauco:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Nicholas Antaki